

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 27, 2014

Via E-mail
Mr. Kye Abraham
Chief Executive Officer
LKA Gold Incorporated
3724 47th Street Court NW
Gig Harbor, WA 98335

     Re: LKA Gold Incorporated
            Form 10-K for the Year Ended December 31, 2013
            Filed April 15, 2014
            File No. 000-17106

Dear Mr. Abraham:

     We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing any information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2013

General

1.   We note your July 2013 presentation located on your company website that includes future projected ounces of production, future projected revenue, and future projected cost. Considering that you currently do not have a mineral reserve, please tell us the basis for these estimates.

2.   We note your use of the term ore throughout your filing. The term ore is commensurate with the term mineral reserve pursuant to paragraph (a) (1) of Industry Guide 7. In future filings, please revise to remove the term ore until you have established mineral reserves. We suggest using a term such as mineralized materials.

Item 2. Properties, page 6

3.   In future filings please confirm that you will include a map showing the location and access to your significant properties pursuant to paragraph (b) (2) of Industry Guide 7.

Donation of Ute-Ulay Historic Structures and Property to Hinsdale County, page 6

4.   We note on October 4, 2012 you deeded ownership of a sub-divided portion of property known as the Ute-Ulay Townsite in Phase I of a two part plan to convey ownership of the property to Hinsdale County for historic preservation and restoration. Please tell us how you recorded the donation of the land and structures related to this property, including the fair value of the assets donated and any gain or loss you recognized. If you did not record the donation, please explain this omission.

Item 4. Mine Safety Disclosures, page 9

5.   Please disclose the items required under Item 104 of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 11

6.   In future filings, please disclose that although you are an exploration stage company and have no reserves, you generate revenue from the sale of gold derived from your exploratory mining operations. Discuss that as a result of not having reserves, there is no basis for reliance upon the continuing generation of revenue. Discuss whether you plan to establish reserves. Discuss your accounting for costs, which should all be expensed as incurred as you are in the exploration stage and capitalized costs (other than acquired mineral interests) are not presumed to be probable of recovery when first incurred. Disclose that your cost of goods sold and gross profit are not comparable to those of revenue-generating gold mining companies in the production stage because they are permitted to capitalize certain costs while you must expense all costs as incurred. Provide us with a draft of your proposed disclosures.

Results of Operations, page 12
Year Ended December 31, 2013 Compared to Year Ended December 31, 2012, page 12

7.   The meaning of the term "operating gain" may not be readily understood by investors. Please confirm you will use the term "gross profit" or other appropriate term instead in future filings.

Item 8. Financial Statements and Supplementary Data, page 12

8.   Please confirm that you will revise future filings to disclose parenthetically on each page of the financial statements that you are an exploration stage company.

Notes to Consolidated Financial Statements, page 20
Note 1 – Organization and Significant Accounting Policies, page 20

9.   You disclose that you exited the development stage in September 2003. Please confirm
         to us that you are referring to the development stage as defined in FASB ASC 915,
         "Development Stage Entities." If you are referring to the development stage as
         contemplated by Industry Guide 7, please explain to us the basis for your conclusion
         given your lack of reserves.

10.   Disclose in Note 1 that you are an exploration stage company without reserves that is
         generating revenue from the sale of gold derived from exploratory activity. Explain that
         your financial statements may not be comparable to those of other revenue-generating
         gold mining companies in the production stage because they are permitted to capitalize
         certain costs while you, as an exploration stage company, must expense all costs as
         incurred.

Note 1c. Mine Exploration Costs, page 20

11.   Please explain to us your basis for the first two sentences of this footnote and how you
         are applying this policy given you are an exploration stage company that has no reserves.
         It appears to us you should be expensing your exploration costs as incurred.

Other Exchange Act Reports

12.   Please confirm you will provide the disclosures requested above in future interim
         Exchange Act filings as applicable.

Form 10-Q for the Three Months Ended March 31, 2014

Commitments and Contingencies

13.   We note you have not provided an updated footnote or updated disclosure in
         Management's Discussion and Analysis regarding the environmental remediation costs
         for the Ute-Ulay Property. We note the estimated total remediation cost of $2.1 million
         is material to your financial statements and your potential status as a "de minimis"
         participant does not appear to have been resolved. Please confirm you will provide these
         disclosures in all future filings and provide us with the current status of the negotiations.

Form 8-K filed December 12, 2013

14.   Please tell us what effect the disclosed errors had on the applicable financial statements for the affected quarterly and year-to-date periods. Explain (and quantify as necessary) to us the basis for your belief that these errors were not material to the financial statements.

15.   Please explain to us the apparent inconsistency between the multiple errors you assert were not material and your conclusion that internal control over financial reporting was effective at December 31, 2013.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Myra Moosariparambil at (202) 551-3796 if you have questions regarding comments on the financial statements and related matters. You may contact John Coleman, Mining Engineer, at (202) 551-3610 with questions about engineering comments. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining